UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          SHELBOURNE PROPERTIES I, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    821373107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 23, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 821373107

1        NAME OF REPORTING PERSON
                  LONGACRE CORP.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       7,297

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                       7,297

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       7,297

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.87%
14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D
CUSIP No. 821373107

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                       7,297

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                       7,297

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       7,297

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.87%

14       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13D

Item 1.           Security and Issuer

     This Amendment No. 1 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on August 5, 2002, relates to the common stock, $.01 par value (the "Shares"), of Shelbourne Properties I, Inc., a
Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is c/o First Winthrop Corporation, 7 Bulfinch Place, Suite 500, Boston, MA 02114.

Item 5.           Interest in Securities of the Issuer

     (a) As of the close of the business day on September 4, 2002, Registrants may be deemed to beneficially own, in the aggregate, 7,297 Shares, representing approximately 0.87% of the Issuer's outstanding Shares (based upon the 839,286 Shares stated to be outstanding as of July 3, 2002 by the Issuer in the Issuer's
Schedule 14D-9 filing, filed with the Securities and Exchange Commission on July 10, 2002).

     (b) Longacre has sole voting power and sole dispositive power with respect to the 7,297 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to the 7,297 Shares held by Longacre.

     Mr. Icahn, by virtue of their relationships to Longacre (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Longacre directly beneficially owns. Mr. Icahn disclaims beneficial ownership of the Shares held by Longacre for all other purposes.

     (c) The following table sets forth all transactions with respect to the Shares effected by any of the Registrants since August 5, 2002. All such transactions were effected by tendering the Shares in the tender offer for the Shares made by HX Investors, L.P.

                                                  No. of Shares        Price
Name                       Date                   Sold                 Per Share

Longacre                   08/23/02               35,114               $63.15

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2002


LONGACRE CORP.


By:      /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: President




/s/Carl C. Icahn
Carl C. Icahn


[Signature Page of Amendment No. 1 to Schedule 13D with respect to Shelbourne Properties I, Inc.]